UNITED STATES DISTRICT COURT

                         SOUTHERN DISTRICT OF CALIFORNIA


MEDICAL IMAGING CENTERS OF                  )
   AMERICA, INC.                            )  Civil No. 96-0039-B (AJB)
                                            )
                           Plaintiff,       )
                                            )
vs.                                         )  ORDER GRANTING PLAINTIFF'S
                                            )  APPLICATION FOR PRELIMINARY
WARREN G. LICHTENSTEIN,                     )  INJUNCTION
et al.,                                     )
                                            )
                                            )
                           Defendants.      )
--------------------------------------------



         On February 23, 1996, this Court held a hearing in the above-captioned matter considering Plaintiff's Application for a Preliminary Injunction. Peter
H.  Benzian,  Esq.  and James W. Baker,  Esq.  appeared on behalf of  plaintiff,
Medical Imaging Centers of America (MICA). Donald G. Rez, Esq., Cynthia A. Fissel, Esq. and David E. Bamberger, Esq. appeared on behalf of the defendants, Warren F. Lichtenstein, et. al.

                                 I. INTRODUCTION

         The parties are before this Court pursuant to an action filed by plaintiff alleging various violations of federal and state law by defendants. Plaintiff is seeking equitable relief with respect to a special shareholders' meeting scheduled for February


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26, 1996,  which was called by defendants  pursuant to  California  Corporations
Code ss.ss. 600-601. Defendants have filed a proxy statement and have indicated their intention to attempt to unseat the current board of directors of MICA at this meeting.

         On January 10, 1996, following defendants' call for the special meeting, plaintiff filed this Complaint seeking declaratory and injunctive relief, alleging (1) violations of Section 13(d) of the Securities Exchange Act (hereinafter "1934 Act"), 15 U.S.C. ss. 78m(d)(1), and (2) tortious interference with economic relations. In response to plaintiff's Complaint, defendants filed a Motion to Dismiss the Complaint, based on their contention that they had not violated the law as described by plaintiff. By Order dated February 15, 1996, this Court denied the Motion, finding that plaintiff had stated a claim for relief.

         Plaintiff now seeks declaratory relief and asks the Court to declare that: (1) the Steel defendants have, and must publicly disclose, beneficial ownership of 20% or more of MICA stock; and (2) the Steel defendants are an "acquiring person" under MICA's "poison pill" rights plan.

         Plaintiff also seeks injunctive relief to enjoin defendants from:

                  (a)      voting in person or by proxy any MICA shares;

                  (b)      soliciting   any  proxies  or  consents   from  MICA
                           stockholders;

                  (c) purchasing or otherwise acquiring any additional MICA stock;

                  (d) attempting to replace the current directors with defendants' nominees;

                  (e)      exercising influence and control over MICA's affairs;

                  (f)      initiating any other litigation with MICA;

                  (g)      selling  or  disposing  of  MICA  shares   except  by
                           orderly, public means;

                  (h) interfering with MICA's economic relationships with its lenders, suppliers or customers.

                                 II. BACKGROUND

         Since January 25, 1995, defendants or members of their beneficial ownership group have admittedly acquired approximately 19.9% of MICA's stock, the accumulation of which was documented through defendants' filing of a
Schedule 13D and eleven subsequent amendments. Section 13(d) requires that any "person" (which is defined to include certain groups of purchasers) who acquires "beneficial ownership" of 5% or more of the outstanding shares of a publicly traded company must file a Schedule 13D which discloses their ownership interest as well as a variety of other information. Defendants filed their original
Schedule 13D on March 20, 1995.

         On December 29, 1995, defendants made a demand that MICA hold a special shareholders' meeting pursuant to the Company's bylaws and under California Corporations Code ss.ss. 600 and 601. Under sections 600 and 601, the holders of 10% or more of the voting shares of a corporation may call a special shareholders' meeting with 60 days' notice.1/ Also on December 29, 1995, defendants through the "Steel Partners Committee"2/ disclosed that it had filed preliminary proxy materials with the SEC to be used to: (a) solicit proxies from other MICA shareholders;
(b) remove the current MICA board; and (c) replace the board with defendants' nominees.

         Plaintiff alleges that defendants' Schedule 13D and amendments were false and misleading in essentially three ways: (1) Defendants "hid their true intentions for MICA" in their original 13D and subsequent Amendments; (2) Did not disclose the identity of a "foreign investment fund" ("Fund") on whose behalf and with whose funds Steel Services accumulated approximately 3.7% of MICA stock; (3) Did not disclose all members of their control group and the fact that defendants control more than 20% of MICA's stock.

                           III. PRELIMINARY INJUNCTION

A.       Standard of Law:  Preliminary Injunction
--------
1/Cal. Corp. Code section 600(d) states:
        Special meetings of the shareholders may be called by the board, the chairman of the board, the president or the holders of shares entitled to cast not less than 10 percent of the votes at the meeting or such additional persons as may be provided in the articles or bylaws.


2/   According to defendants,  the "Steel Partners Committee" is "a committee of
MICA  shareholders  formed  by  and  consisting  of  Steel  Partners  and  Steel
Services."

         A plaintiff requesting injunctive relief for violations of section 13(d) should show, "the traditional prerequisites of extraordinary equitable relief by establishing irreparable harm." Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 61 (1975) (not granting injunctive relief for a merely "technical violation" of section 13(d) which had been corrected by defendant). In the Ninth Circuit, the traditional test for injunctive relief requires the moving party to demonstrate either: (1) a combination of probable success on the merits and the possibility of irreparable injury, or (2) "that serious questions are raised and the balance of hardships tips sharply in its favor." Hoopa Valley Tribe v. Christie, 812 F.2d 1097, 1102 (9th Cir. 1986); Apple Computer, Inc. v. Formula International Inc., 725 F.2d 521, 523 (9th Cir. 1984). As stated by the Ninth Circuit, "[t]hese two formulations represent two points on a sliding scale in which the required degree of irreparable harm increases as the probability of success decreases." Oakland Tribune, Inc. v. Chronicle Pub. Co., 762 F.2d 1374, 1376 (9th Cir. 1985).

         Under the second standard, ""serious questions' refers to questions which cannot be resolved one way or the other at the hearing on the injunction and as to which the court perceives a need to preserve the status quo lest one side prevent resolution of the questions or execution of any judgment by altering the status quo.'" GILDER V. PGA TOUR, INC., 936 F.2d 417, 422 (9th Cir. 1991) (quoting REPUBLIC OF PHILIPPINES V. MARCOS, 862 F.2d 1355, 1362 (9th Cir. 1988) (EN
BANC), CERT. DENIED, 490 U.S. 1035 (1989)).

B.       Standard Law:  Section 13(d)

         In order to determine plaintiff's probability of success on the merits, the Court must consider the legal requirements of section 13(d). Section 13(d)(1) and Rule 13d-1, require that any "person" who acquires beneficial ownership of more than five percent of the equity securities of a publicly held company disclose their position in a Schedule 13D filing to the SEC within ten days after such acquisition. 15 U.S.C. ss. 78m(d)(1); 17 C.F.R. ss. 240.13d-1. In addition, they must disclose, "the background, and identity, residence, and citizenship of, and the nature of such beneficial ownership by such persons and all other persons by whom or on whose behalf the purchases have been or are to be effected." Id. A "person" can be defined to include a group of owners who have agreed to act together in "acquiring, holding or disposing of securities." 15 U.S.C. ss. 78m(d)(3).3/ Section 13(d)(2) and Rule

--------------
3/ Courts have generally determined that, "the touchstone of a group within the meaning of Section 13(d) is that the members combined in furtherance of a common objective." WELLMAN V. DICKINSON, 682 F.2d 355, 363 (2d. Cir. 1982) (citations omitted); SEE ALSO, TRANS WORLD CORP. V. ODYSSEY PARTNERS, 561 F. Supp. 1315, 1323 (S.D.N.Y. 1983) (noting that to find a group there must be an agreement to "act together 'in furtherance of a common objective.'") (citations omitted); TRANSCON LINES V. A.G. BECKER, INC., 470 F. Supp. 356, 374-75 (S.D.N.Y. 1979) (a group is

13d-2 require that whenever any "material" change occurs in the facts set forth in a Schedule 13D, the person must "promptly" file an amendment disclosing the "material" changes. 15 U.S.C. ss. 78m(d)(2); 17 C.F.R. ss. 240.13d-2. Section 13(d) is "intended to protect investors by enabling them to receive facts that are material to an informed investment decision." PUROLATOR, INC. V. TIGER INT'L, INC., 510 F. Supp. 554, 555-56 (D.D.C. 1981).

C.       Plaintiff's Case:  Probability of Success on the Merits and Irreparable
         Harm

         The Court finds that plaintiff has demonstrated both a high probability of success on the merits and irreparable harm, which is sufficient to warrant a grant of injunctive relief.

         Plaintiff has made several claims under section 13(d). The Court believes that the evidence presented thus far indicates a plaintiff's probable ability to ultimately prevail on the claim regarding disclosure of the foreign investment fund ("Fund") and on the claim regarding the non-disclosure of group members.



---------------------------

evidenced by a "common purpose" or a "pooling of interests.") While it is true that a "mere relationship . . . is insufficient to create the group which is deemed to be a statutory person," TEXASGULF V. CANADA Dey, Corp., 366 F. Supp. 374, 403 (S.D. Tex. 1973), it is also true that "the concerted action of the group's members need not be expressly memorialized in writing." WELLMAN, 682 F. 2d at 363. In addition, there is no requirement that, "the members be committed to acquisition, holding, or disposition on any specific set of terms." ID.

         According to the representations of counsel and the depositions taken by the parties, particularly the deposition of Warren Lichtenstein, it appears to the Court that the Fund exercised considerable control over the actions of Mr. Lichtenstein with respect to the investment of its money. Thus, the Court finds that the Fund was in control of the 3.7% of MICA's stock held in an account with Mr. Lichtenstein. The Court also finds that the Fund and defendant Steel Services had entered into an agreement or understanding which involved a common plan regarding defendants' pursuit of control of MICA. The Management Agreement between the Fund and defendants clearly indicates that the Fund's shares would be voted in conjunction with Lichtenstein's wishes. Several factors indicate that the Fund also affirmatively approved the plan to seek some form of control of MICA. First, during the negotiations between Mr. Lichtenstein and the Fund PRIOR TO the Fund's distribution of money to Mr. Lichtenstein's hands, the Fund was informed of Mr. Lichtenstein's control interest and gave money to Mr. Lichtenstein understanding that it would be used, at least in part, in the pursuit of MICA. Second, the Fund Manager's attorneys approved each and every
Schedule 13D that was filed by defendants during the time the Fund's money was under Steel Services' management, including amendment eleven which included the defendants' proxy statement and indicated a clear intent to seek control; the defendants modified the language of the Schedule 13Ds in response to comments by the Fund. These factors have persuaded the Court that plaintiff has a probability of success with respect to the failure to disclose the identity of the Fund.

         The evidence presented to the Court, particularly the deposition testimony of Mr. Jack Howard, also indicates that there are undisclosed members of defendants' control group. During the last quarter of 1995, the span of time immediately prior to defendant's filing of amendment eleven in which they declared their intent to control MICA, several of Mr. Howard's clients began purchasing large quantities of MICA stock. One of Mr. Howard's clients purchased just short of 5% of the outstanding stock. Because of defendants' refusal to supply plaintiff with the identity of several of these clients, plaintiff was unable to depose them and determine Mr. Howard's exact role in the purchases of the MICA stock. As one court has noted, "whenever concealment is at issue, plaintiff's proof necessarily has to be circumstantial . . . This Court is not compelled to play ostrich in the face of the strong circumstantial evidence demonstrating the existence of an agreement . . ." Champion Parts Rebuilders v. Cormier Corp., 661 F. Supp. 825, 850 (N.S. Ill. 1987) (citations omitted). This Court finds that the large purchases of stock by Mr. Howard's clients, which took place over a period of only a couple of months, and which took place during a period when defendants were precluded from further strengthening their position because of MICA's "poison pill" provision which would be triggered if they disclosed ownership in excess of 20%, is strong circumstantial evidence indicating that Mr. Howard, an admitted member of the defendants' control group, was also directing the purchases of his clients and controlling their votes.

         Finally, the Court finds that plaintiff has demonstrated irreparable harm which may befall it in the absence of injunctive relief. Generally, this Court has a strong preference for prevention over repair, which may require it to "unscramble the eggs." As the Supreme Court has noted, "in corporate control contests the stage of preliminary injunctive relief, rather than post-contest lawsuits, 'is the time when relief can best be given.'" PIPER V. CHRIS-CRAFT INDUS., 430 U.S. 1, 41-42 (1976) (citing ELECTRONIC SPECIALTY CO. V. INTERNATIONAL CONTROLS CORP., 409 F.2d 937, 947 (2d Cir. 1969) (Friendly, J.)).

         Plaintiff has argued that it will suffer irreparable harm because if control of MICA shifts at the February 26th shareholders' meeting, the control shift and subsequent related activities will be difficult to "unscramble" with post-election relief if plaintiff succeeds in proving defendants' section 13(d) violations. First, if defendants gain control of the corporation, they may immediately dismiss this suit and thus an ultimate resolution of the validity of plaintiff's claims of violations of section 13(d) will never be obtained. Second, certain contractual provisions tied to a "change in control" will be automatically activated in the event of a successful bid for control by defendants and will cause injury to MICA that will be difficult to repair.4/ While it may be WITHIN THE POWER of the court to subsequently "fix" any damage caused by an illegitimate change in control, SEE, E.G., WESTERN DIST. COUNCIL OF LUMBER PROD. V. LOUISIANA PAC. CORP., 892 F.2d 1412, 1416 (9th Cir. 1989) (finding that a district court can void an election found to be unfair and order a new one), it may not be the preferable remedy if the court has a chance to take some pre-election preventive measures. In addition, here there are ongoing violations of section 13(d) which makes injunctive relief more appropriate. SEE, E.G., HIBERNIA SAV. BANK V. BALLARINO, 891 F.2d 370, 373 (1st Cir. 1989); SOUTHMARK PRIME PLUS, L.P. V. FALZONE, 776 F. Supp. 888 (D. Del 1991).

                                   IV. REMEDY

         Having determined that plaintiff is entitled to injunctive relief, the Court must fashion an appropriate remedy.


--------
4/ Specifically, plaintiff represents that there are approximately $8.2 million of convertible subordinated debentures outstanding which contain a provision that in the event of a "change of control," MICA is obligated to immediately offer to prepay.

Plaintiff here does not want to delay or cancel the shareholders' meeting, but rather requests that defendants be enjoined from voting the shares obtained in violation of 13(d). Specifically, plaintiff requests total disenfranchisement of the shares held by defendants on behalf of the Fund and "proportional voting" of the shares held by Mr. Howard's clients ("Howard Group").

         This Court is reluctant to order total disenfranchisement. The Court wishes to award the most minimal equitable relief that is consistent with the culpable conduct and the irreparable injury to be prevented. Thus, the Court finds that "proportional voting" for some of defendant's controlled stock is appropriate. In fashioning this remedy, the Court is guided by the decision of the court in CHAMPION PARTS, SUPRA 661 F. Supp. at 851- 853. Thus, the Howard Group shares (not including shares held PERSONALLY by Mr. Howard) and the shares held by the Fund (hereinafter "Tainted Shares") will be voted on the substantive agenda items at the shareholders' meeting based on the following formula: after a vote of all the shares which are not held by Howard Group or on behalf of the Fund (hereinafter "Untainted Shares"), the number of shares voted for defendants' proposals will be divided by the total number of corporate shares of the same class outstanding to determine the "proportion multiplier." The "proportion multiplier" will then be applied to the Tainted Shares, which will be voted under defendants' control in that proportion. At the oral hearing, defendants requested that the court delay the meeting for a week so they could attempt to make curative disclosure and/or curative transactions and thus allow them possibly to vote the Tainted Shares. The Court DENIES this request on the grounds that defendants have alternative means of relief as to this matter. Specifically, defendants may be able to: (1) cancel the meeting;
(2) adjourn the meeting under MICA's bylaws;5/ or (3) tally the votes cast at the meeting and determine the hypothetical result in absence of this order, which result could be easily validated if defendants are successful in reversing this order on an interlocutory appeal.6/

                                  V. CONCLUSION

         After consideration of all of the facts, papers, and oral arguments presented by both parties, the Court concludes that plaintiff has shown both a substantial probability of success on the merits and irreparable harm which justify limited injunctive


------------------
5/ The Court intends that the defendants are restricted to the "proportional" vote of the Tainted Shares on any vote taken at the shareholders' meeting, including any vote on adjournment, even if the multiplier denominator is shares present rather than outstanding shares.

6/ Pursuant to a stipulation of the parties, the results of the vote at the shareholders' meeting will not be certified for two weeks after the election, thus giving defendants opportunity to get appellate review and maybe a stay prior to such certification, if appropriate.

relief for the plaintiff. The Court wishes to award the most minimal relief available that will protect the rights of the plaintiff.

         THEREFORE, the Court GRANTS plaintiff's request for a preliminary injunction and ORDERS that the Tainted Shares will be voted according to the proportional formulae outlined in this order. The Court further ORDERS that the defendants are enjoined from interfering with MICA's relationships with its lenders, suppliers or customers. Any other requests for injunctive relief made by plaintiff that are not covered by this order are DENIED. The Court further DENIES defendants' request for a one week delay of the shareholders' meeting, and ORDERS that defendants shall have 30 days from the date of the entry of the Order denying defendants' Motion to Dismiss to answer plaintiff's Complaint.

         IT IS SO ORDERED.


DATED: February 29, 1996


                                              /s/ RUDI M. BREWSTER
                                              ----------------------------
                                              UNITED STATES DISTRICT JUDGE


cc:      All Counsel and Parties Without Counsel
         Magistrate Judge